Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Forbes Medi-Tech Inc.
Suite 200 750 West Pender Street
Vancouver, BC V6C 2T8

2.	Date of Material Change

July 9, 2010

3.	News Release

A news release respecting this material change was disseminated on July 13, 2010 via Marketwire.

4.	Summary of Material Change

Forbes Medi-Tech Inc. ( Forbes or Company ) has announced the sale of substantially all of its assets (the Asset Sale ) to MHT LLC ( MHT ) an affiliate company to Marco Hi-Tech JV LLC. Following completion of the Asset Sale, Forbes intends on settling all of its contractual obligations, appointing a liquidator (Abakhan & Associates Inc.) to finalize and wind-up its affairs, and distributing the resulting net proceeds to its shareholders.

5.	Full Description of Material Change

Pursuant to an agreement dated July 9, 2010 (the Asset Sale Agreement ) with MHT, Forbes has agreed to sell substantially all of its ReducolTM assets, including all of its inventories, patents, trademarks and related businesses (the Assets ) for approximately US$1.4 million subject to inventory adjustments. The Asset Sale Agreement provides for, among other things, a non-solicitation covenant by Forbes, subject to customary provisions that entitle Forbes to consider and accept a superior proposal in respect of a purchase of its asses or all of the assets or share capital of Forbes, a right in favour of MHT to match any superior proposal and the payment by Forbes to MHT of an expense reimbursement of US$150,000 if the Asset Sale is not completed as a result of the superior proposal.

The Asset Sale Agreement is available on SEDAR at www.sedar.com as a material document filed pursuant to National Instrument 51-102 Continuous Disclosure Obligations.

See also the attached news release dated July 13, 2010.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of NI 51-102.

7.	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

8.	Executive Officer

Charles A. Butt, President and Chief Executive Officer Tel: 604-689-5899

9.	Date of Report

July 14, 2010.

By:	Charles A. Butt
Charles A. Butt, President and Chief Executive Officer

SCHEDULE "A" - PRESS RELEASE

FOR IMMEDIATE RELEASE	July 13, 2010

Forbes Medi-Tech Announces the Sale of its Reducol" Business to MHT, LLC an Affiliate of Marco Hi-Tech JV LLC

VANCOUVER, BC Forbes Medi-Tech Inc. (OTCBB:FMTI) ( Forbes or Company ) today announced that it has entered into an agreement which will effect the sale of substantially all of its assets (the Asset Sale ) to MHT, LLC ( MHT ) an affiliate company to Marco Hi-Tech JV LLC ( Marco ). Following the completion of the Asset Sale, Forbes intends on settling all of its contractual obligations, appointing a liquidator (Abakhan & Associates Inc.) to finalize and wind-up its affairs, and distributing the resulting net proceeds to its shareholders (the Liquidation ). The Company expects that the net proceeds of the Liquidation will be in the range of Cdn $0.08 and Cdn $0.13 per share and will be distributed to shareholders within approximately six months following completion of the Asset Sale.

Charles Butt, President and Chief Executive Officer of Forbes, said, The last several years were very difficult for many businesses and shareholders, and Forbes is no exception. Historically, Forbes was funded and structured as a publicly traded pharmaceutical development company with a revenue generating nutraceutical business. Following the closure of our pharmaceutical development program in 2008, the Company made significant attempts to expand its nutraceutical business through acquisition funded by equity financing. However, with the fundamental shift in the sentiment of the capital markets in general, we felt compelled to re-examine our long-term plan. Consequently, the Company s Board of Directors, in the interest of stakeholders, ultimately determined that Forbes should divest its Reducol assets and distribute the net proceeds to its shareholders.

Sale of Reducol" Business
Forbes has entered into an agreement dated July 9, 2010 with MHT, pursuant to which it has agreed to sell substantially all of its Reducol" assets, including all of its inventories, patents, trademarks and related businesses. The purchase price payable to Forbes pursuant to the Asset Sale is approximately US$1.4 million subject to inventory adjustments. Closing of the Asset Sale is conditional on obtaining Forbes shareholder approvals, and other customary conditions, including obtaining consents to the assignment of the contracts that are proposed to be assumed by MHT. The agreement between Forbes and MHT provides for, among other things, a non-solicitation covenant by Forbes, subject to customary provisions that entitle Forbes to consider and accept a superior proposal in respect of a purchase of its assets or all of the assets or share capital of Forbes, a right in favour of MHT to match any superior proposal and the payment by Forbes to MHT of an expense reimbursement of US$150,000 if the Asset Sale is not completed as a result of the superior proposal.

Other Information
Forbes shareholders will be asked to approve the Asset Sale at an annual and special meeting of shareholders which is expected to occur in mid August 2010 (the Meeting ). Shareholders will also be asked to approve the Liquidation at the Meeting. The Board of Directors of the Company has unanimously recommended that shareholders vote in favour of both the Asset Sale and the Liquidation. Both the Asset Sale and the Liquidation will require the approval of two-thirds of Forbes shareholders present in person or represented by proxy at the Meeting. The President and CEO, each member of the Board of Directors and senior officers of Forbes have indicated to the Company that they intend on voting all their shares owned or controlled in favour of both the Asset Sale and the Liquidation.

In connection with the wind-up of Forbes, it is expected that between Cdn $0.08 and Cdn $0.13 per share will be distributed to shareholders of record in one distribution which will include the cash proceeds realized under the Asset Sale less any payments made in respect of Forbes s remaining ongoing costs and liabilities. The distribution is expected to occur within three to six months following completion of a claims procedure that will be established under the supervision of the appointed liquidator, Abakhan & Associates Inc. It is expected that, following the distribution, Forbes s common shares will be cancelled and de-listed from the OTCBB. It is anticipated that the wind-up of Forbes will be completed in the first quarter of 2011, although the ultimate timing of a distribution and the windup of Forbes may vary from what is expected. In addition, to the extent that, among other things: (i) transaction and wind-up costs; (ii) Forbes s net cash position at closing; (iii) the absence of unidentified claims; (iv) inventories of the Reducol business at the time of closing; or (v) foreign exchange rates are, in each case, different than assumptions made by management, shareholders may receive aggregate distributions amounting to less than the range noted. Accordingly, Forbes can give no assurances as to the total amount and timing of distributions to Forbes shareholders.

The Asset Sale was entered into following a sales process undertaken by Forbes and supervised by its Board of Directors. As part of this sales process, Forbes entertained proposals from a number of potential purchasers of the Company as a whole and of the Reducol business separately. The Board of Directors of Forbes has received a fairness opinion dated July 7th, 2010 from Boenning & Scattergood, Inc. to the effect the Asset Sale is fair, from a financial point of view, to shareholders of Forbes. Copies of the definitive agreement relating to the Asset Sale will be filed with the Canadian and US securities regulatory authorities and will be available at the Canadian SEDAR website at www.sedar.com and at the US EDGAR website at http://www.sec.gov. A management proxy circular in respect of the Meeting is expected to be mailed to shareholders in mid-July 2010.

About Forbes Medi-Tech
Forbes Medi-Tech Inc. is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol" plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower LDL cholesterol levels safely and naturally. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

About Marco Hi-Tech JV
Marco Hi-Tech s JV, LLC is one of the leading suppliers of nutritional and dietary supplements providing quality, bulk raw materials and clinically-proven, well researched and effective ingredients. They are a large distributor of Chondroitin Sulfate, Glucosamine and various Green Tea Extracts in North America and have been instrumental in helping to drive the growth of the nutraceutical marketplace. For more information about Marco, please visit www.marcohi-tech.com

Forward looking Statements and Risks
This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, forward-looking statements ), regarding the Asset Sale and the Liquidation. Forward-looking statements can be identified by forward-looking terminology such as if , will , can be , may , intends , anticipates and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risk that certain conditions precedent to the Asset Sale may not be satisfied and the risk that the proceeds of the Liquidation may be less than anticipated. Factors that may impact the amount of proceeds available for distribution in the Liquidation include but are not limited to: (i) unanticipated fees or expenses incurred in connection with the Asset Sale and Liquidation; (ii) other unforeseen expenses, liabilities or obligations; (iii) litigation and products liability risks; (iv) decreases in the value of non-cash assets; or (v) obligations to indemnify Marco Hi-Tech in accordance with the terms of the Asset Purchase Agreement. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Contact:
David Goold
Chief Financial Officer
Phone: (604) 689-5899 ext. 239
E-mail: ir@forbesmedi.com

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